February 5, 1995
Dear Shareholder:

     As of December 31, 1995, the net asset value (NAV) of the Parnassus Fund was $31.77, so after consideration of the dividend of $1.27 paid on December 15, the overall return for 1995 was 0.62%. This compares to a return of 37.57% for the S&P 500 and 30.79% for the average growth fund according to Lipper Analytical Services. Although the Fund didn't lose any money, we lagged the market by over 30%.

     Our fourth quarter results were also dismal. The Fund lost 10.92% in the quarter compared to gains of 6.02% for the S&P and 2.36% for the average growth fund.

     After four straight years of handily beating the market--sometimes by enormous margins--1995 turned the tables on us and sent the Parnassus Fund down toward the bottom of the rankings. As a Parnassus Fund shareholder, I'm sure you have a keen interest in knowing just how this happened.

     Part of the reason for our poor performance was general market conditions. Large capitalization ("big-cap") companies did much better than small and medium-sized ones during the year. Since most of our companies are medium-sized, we had to fight a stiff headwind all year long.

     Also during the year, the growth-oriented investment style did better than the value-oriented investment style. Most investors put their money into companies whose earnings were growing sharply and whose businesses had momentum in the market place. Our money went into companies that were out of favor and were experiencing temporary difficulties and those out-of-favor companies stayed out of favor.

     The market's favoritism toward "big-cap" companies and growth-oriented issues, though, still only explains part of our shortfall. Many of the companies in which we hold the largest positions were stock market disasters in 1995. Because there was no pattern to these disasters, the only way I can let you know what happened is to talk about some of these companies in detail.

THE SHOCKING  CASE OF SUNRISE  MEDICAL

     The most unnerving incident occurred on October 26 when Richard Chandler, the chief executive officer of Sunrise Medical, announced that the company had discovered that its BioClinic division had inflated assets and earnings for several years. The next day, the stock dropped 40% as it went from $23.50 to $14.13 a share on heavy volume--nine times higher than normal. Fraudulent accounting had induced panic selling.

     The news came as a heavy blow to me personally. I had always admired Richard Chandler, both for his business acumen and for his sense of social responsibility. Sunrise makes the Quickie wheelchairs and a line of recovery and rehabilitation products including walkers, respirators and therapeutic mattresses for home and hospital. The company has been a good corporate citizen and has made significant contributions to the disabled. Although Chandler was not involved in cooking the books, it was still disconcerting to be investing in a company where some members of the management team were involved in dishonest practices.

     After the October 26 announcement, the company stopped talking to shareholders, analysts and the press while outside auditors conducted an investigation. During this period, we added to our position in Sunrise stock increasing the Fund's position by 150,000 shares at an average cost of just over $16.00. Although there was some risk that the stock could go down even further, I figured that the company was still undervalued. Because of the uncertainty surrounding the accounting irregularities, investors were driving the issue down to bargain levels.

     On January 4, the company announced the extent of the damage. Earnings in the BioClinic Division (therapeutic mattresses) had been overstated by $4 million in fiscal 1994 and by $11 million in fiscal 1995. I was stunned by the latter number. The company's stated earnings for fiscal 1995 were $30 million so over a third of that figure was hot air. Besides the total of $15 million in false earnings, the company announced a charge of at least $17 million additional to cover the audit, legal fees and restructuring to sell off part of the BioClinic Division.

     Not only did the company have $32 million less, but its remarkable record of earnings growth was based on falsified documents. Stated earnings showed 25 straight quarters of earnings growth. Now the company's earnings did not look as impressive.

     At the beginning of the year, Sunrise's stock price was $27.63 a share and at the end of the year it was at $18.50 for a loss of 33%. Because of our large position in Sunrise, it had a major impact on the Fund's performance for 1995.

     Although the Sunrise situation has been an ordeal, I still think there's value in the stock. I like Dick Chandler and I think he's learned a lot about accounting controls. Sunrise is in a good business and, in most respects, it's a well-managed company. I still expect to get a good return from Sunrise's stock, but it will take quite a bit longer than I had anticipated. Although we lost a lot on the stock in 1995, it should contribute to improved returns for the Parnassus Fund in future years. Sometimes, long-term investors have to be patient.

TECHNOLOGY STOCKS DID WELL, BUT NOT OURS

     Although technology companies as a group did very well in 1995, the ones in our portfolio did not. A good example is Advanced Micro Devices (AMD), a semiconductor manufacturer based in Silicon Valley that competes with Intel in the market for the microprocessors that are the brains of personal computers
(PCs). PC users know that every few years a new generation of microprocessors appears that are much more powerful than those of the previous generation. In the case of the dominant operating system (Microsoft), the Intel chips have been known as 8086, 286, 386, 486 and now the Pentium (fifth generation).

     AMD has competed with Intel in all these generations. To compete with Intel's Pentium chip, AMD began development of what it called the K-5 which was supposed to be ready in 1995. As it turns out, the company is having trouble with the K-5 and it won't be ready until the middle of 1996--one year late. Since each generation has only a finite life, AMD has lost at least a year's worth of earnings from its K-5 chip. Chip prices are highest at the beginning of a cycle so a late delivery causes a proportionately greater loss in earnings. Although AMD is successfully producing the 486 chip, prices are dropping for this generation and sales are declining as Intel persuades computer makers to emphasize the Pentium.

     At the beginning of 1995, AMD's stock was trading at $24.88 a share and it ended the year at $16.50 for a decline of 34%. Because we hold a large position in the company, AMD's decline had a substantial and negative impact on the Fund's performance for 1995.

     AMD's failure to perform on the K-5 has lowered my opinion of the company, but I'm not ready to sell our shares. There are three reasons for this decision. First of all, the stock is very undervalued. Earnings for 1995 were $2.85 a share and it was trading at $16.50 at year's end so the price/earnings ratio is only 5.8 which is extremely low. By comparison, the P/E ratio of the S&P 500 is around 18. For 1996, earnings will probably decline to around $2.20 per share because of the merger with NexGen, but even so, the P/E ratio will be only 7.5.

     Second, only 25% of AMD's revenues are derived from the sale of microprocessors while 75% comes from other kinds of semiconductors such as flash memories, programmable logic devices and circuits for communication equipment. These businesses are all doing quite well.

     Third, AMD is taking steps to become competitive with Intel again. The K-5 fiasco, of course, makes one wonder about the company's ability to develop new generations of microprocessors. AMD is now, however, in the process of merging with NexGen, a small semiconductor concern that already has a fifth generation microprocessor in production and a sixth generation ready to go. Although there's no guarantee of success, there's a strong possibility that AMD will be competitive with Intel again because of the merger. So even though AMD's stock is down for a reason, my view is that Wall Street is overreacting and that we'll enjoy good gains in the years to come.

     Another of our technology companies that did not do well was Apple Computer. Unlike AMD, Apple did not have any trouble in developing a new product. On the contrary, the Power Macintosh has had an excellent reception and, in fact, demand has exceeded supply. And that is a problem of another sort.

     Apple's sales forecasts were far too conservative and its management was unable to increase production fast enough or soon enough. The company lost millions of dollars in sales.

     The other problem Apple faced was a pricing/cost problem. For most of its history, Apple has been able to charge a premium over other personal computers because of its more advanced technology and ease of use. The introduction of the Windows software, though, has narrowed the gap between Apple and the other PCs. This forced Apple to reduce prices to a more competitive level.

     This price reduction was definitely the right thing to do, but the corollary is that you have to reduce costs as well. Unfortunately, controlling costs is harder than reducing prices. Apple's management has not shown the ability to control costs and the result is a huge drop in profits.

     At the beginning of 1995, Apple sold for $38.75 and it dropped to $31.88 at the end of the year for a decline of 18%. Because Apple is one of our largest positions, the drop made a big impact on the Parnassus Fund.

     The difficulties in production, forecasting and cost control raise questions about the quality of management at Apple. The company has never had great management, but for the most part, it's been adequate. What's made Apple a great company is not its general managers, but rather its technology and its culture. Apple needs a change of management, but it's unclear if the board has the will to make that change.

     Even in its current state, though, there's a lot more value in Apple than the current price indicates. Given the superior technology, the ease of use, the name recognition and the millions of devoted users, Apple has tremendous value. We're not sure how this value will be recognized, but we think the price will be substantially higher in the future.

     Another disappointing technology stock was Genus, the manufacturer of equipment used in making semiconductors. The Fund paid around $3 a share for the stock a couple of years ago and by the beginning of 1995, it had reached $8.00 a share. By year-end, it had dropped to $7.50. Although this represented a decline of only 6.3%, that is not the whole story.

     Because of increased sales and earnings, the stock hit a high of $17.13 during 1995 before dropping back to a trading range of $14.00 to $15.00 per share. On October 19, the company announced earnings of 14 cents a share compared to 9 cents the year before. This represented an increase in earnings of 56%. The stock promptly dropped 29% to $8.88 a share on the news of increased earnings.

     The problem was that Wall Street was expecting even higher earnings and when they didn't materialize, investors sold the stock at any price they could get. The company also announced that third quarter bookings were softer than expected and that necessary price discounting would put pressure on margins. Genus was also incurring additional costs in bringing out its next generation product. The company added that its long-term prospects still looked good.

     The sharp drop in Genus' stock hurt the Fund's 1995 performance. Yet, there is still a lot of value in the company. Genus has unique products that are in demand by semiconductor companies. I expect the stock price to be sharply higher before the end of 1996.

     Although I have neither the time nor the space to discuss any more of the technology stocks, let me just say that I seem to have picked every technology company that had a bad year. Hopefully, we'll have better luck in 1996.

WEAKNESS IN RETAIL

     The Parnassus Fund was also affected by weakness in the retail sector. As with the technology stocks, I don't have enough space to discuss every company, but I would like to talk about two in detail to give you a flavor for what happened in 1995 and what I expect to happen in the future. The two companies I have chosen are Toys `R' Us and CML.

     We bought our first share of Toys `R' Us at $29.13 on January 30 of 1995. The stock ended the year at $21.75 for a drop of 25%. An earlier quarterly report this year described in detail why the Parnassus Fund invested in the company. We won't repeat all that again except to say that Toys `R' Us is an enormously successful company. It wrote the book on toy retailing and its management is extremely capable.

     There are two principal reasons why its stock price has not fared well in 1995. First is the general weakness in the retail sector. Although the American economy has been quite strong, the retail sector has not been. The problem is that we have too many stores in the United States today. Current consumer purchasing power just cannot support all the retail establishments. Retailers have expanded much more quickly than retail sales have grown. For that reason, retail earnings have suffered and retail prices have hardly gone up at all for the last few years.

     The second difficulty for Toys `R' Us is the emergence of new competition. Not too long ago, Toys `R' Us was the only big toy seller around. Many department stores and chain outlets had closed down their toy departments because they could not compete with Toys `R' Us' low prices and vast selection.

     Toy manufacturers were justifiably concerned about this state of affairs. They felt that Toys `R' Us had too much power in the marketplace. To protect themselves, they encouraged the big discounters--K-Mart, Wal-Mart and Target--to expand their toy departments and compete more vigorously. They offered the discounters attractive terms and helped them beef up their toy departments.

     The result is that Toys `R' Us is having a hard time adjusting to the new competition. They're having to spend more money to remodel stores and improve service. In my view, the company's difficulties are temporary. Before long, I expect earnings to be growing again and the stock price to climb back. Toys `R' Us made the Parnassus Fund look bad in 1995, but it should make us look much better in the years to come.

     CML is the holding company for NordicTrack exercise equipment, the Nature Company, Smith & Hawken garden supply stores and Britches of Georgetown, a men's clothing retailer. CML traded as high as $32 a share in 1993, hit a high of $22.50 in 1994 and had dropped to $10 a share when the Parnassus Fund started buying the stock in late 1994 and early 1995. Since then, the stock has dropped another 50% so that it traded at $5.13 at the end of 1995. Contributing to this decline was a loss of 30 cents per share in the fall quarter of 1995.

     The company got hit by some of the same retail weakness that hit Toys `R' Us and other retail shares. Britches of Georgetown has had especially poor performance and CML is now in the process of selling that business and taking a loss.

     NordicTrack which accounts for most of CML's sales has experienced some of that same retail weakness. NordicTrack has also had to compete with a whole host of imitators selling exercise equipment. Although the company has a superior product, competition has been stiff over the last few years. This put pressure on prices and margins. Also, sales generated per dollar spent on advertising have decreased in recent years which means costs are much higher.

     NordicTrack also had design problems with its new WalkFit machine (a treadmill) that didn't function properly. It incurred heavy costs in fixing the machines and redesigning the product.

     The Nature Company has also been hurt by the weak retail environment. In the past, the Nature Company had a winning formula, operating stores that emphasized appreciation of nature and the environment. Recently, sales have declined at their stores due to a stale product line and increasing competition.

     The Smith & Hawken subsidiary has become more successful as both earnings and sales are growing. However, Smith & Hawken accounts for only 7% of CML's sales so it didn't have a substantial impact on the bottom line.

     If CML is to make a comeback, both NordicTrack and the Nature Company will have to improve dramatically. Both operations are taking steps to improve their results. NordicTrack has improved its advertising and introduced a NordicRider which will sell into a popular segment of the industry. The Nature Company has improved its cost control and enhanced its merchandising with new and interesting products. Because the stock is so cheap, CML should make substantial gains if the new measures are effective.

THERE WERE SOME WINNERS

     Not all the companies in our portfolio did poorly during the year. Five of them gained more than 30% each during the period. Two of them were companies sensitive to interest rate changes and their shares moved up in response to falling interest rates. One of the companies was in the health care field and, believe it or not, two of the companies were involved in retailing. These five companies gained enough to prevent the Parnassus Fund from actually taking a loss in 1995.

     The Student Loan Marketing Association, better known as Sallie Mae, increased an astounding 103% during the year as its stock went from $32.50 to $66.00. Sallie Mae meets the Fund's social criteria because it helps to finance higher education. It buys student loans from banks and other lenders which gives those institutions enough liquidity to make more loans. Sallie Mae gets its money by selling bonds in the capital markets. Like all financial institutions, Sallie Mae does much better in a low rate environment than in a high rate environment.

     There was more than falling interest rates behind the incredible increase in the price of the stock. For a couple of years now, the Clinton administration has been trying to have the government make direct student loans rather than guaranteeing loans that are made by banks. This, of course, would reduce the number of loans made by private lenders and that, in turn, would reduce the amount of business Sallie Mae could do. When the Republicans gained control of Congress last year, sentiment swung against direct lending and moved back to letting private lenders do the job. Congress has now limited the percentage of direct loans that the government can make which has improved the prospects for Sallie Mae. The company has also improved its ability to control costs and has sharpened its focus.

     H.F. Ahmanson, the parent of Home Savings, the nation's largest savings and loan, saw its stock price increase 64% as its shares went from $16.13 to $26.50. Here again, declining interest rates helped the savings and loan industry as did the improved outlook for real estate prices in California where Home has the majority of its loans.

     Advanced Technology Laboratories (ATL) increased by 32% for the year because its stock went from $18.50 to $24.50 a share. An FDA advisory panel recommended that ATL's ultrasound machine be approved for use in diagnosing breast tumors for cancer. If final approval is given, this would open a much larger market for the company.

     At the present time, if a woman discovers a lump in her breast, a biopsy may be necessary. A biopsy is actually breast surgery where a physician cuts into the breast to remove a piece of tissue for further analysis. This procedure is costly and traumatic for the woman.

     With ultrasound, 35% of the biopsies could be eliminated since the machine can, in many cases, determine whether a tumor is cancerous or not. This procedure would be in line with the Fund's principles of having a positive social impact. There is also a significant cost savings with ultrasound. A biopsy costs between $2,500 and $5,000 while an ultrasound examination costs between $75 and $300.

     Longs Drugs saw an increase of 51% in its stock price as it went from $31.75 to $47.88. Company earnings in the fall quarter jumped 37% from the previous year. Longs has better cost control and its data processing system now allows better inventory control and more rapid replacement of items that are selling well. The company now has much better focus. Also, the California economy has strengthened quite a bit in the past year; most of the company's drugstores are located here in California. Longs' experience shows that retailers can do well even in the current environment if they control costs and sharpen their focus.

     Another retailer that did well in 1995 was Liz Claiborne. Although Liz is technically not in the retail industry since it has only a modest number of stores and it's mostly a manufacturer, I think of the company as a retailer since its women's apparel line is tied closely to the retail industry. In any case, this retailer and apparel maker saw its stock increase by a factor of 63% during the year as the shares went from $16.88 to $27.50. Although sales decreased by 5% for the quarter ending September 30, earnings increased by 12%. Helping this big earnings increase were cost control measures and a much better designed line of clothes. The latter allowed Liz to sell more products at full price rather than having to mark down merchandise to move it.

TABLES AND GRAPH

     Below is a graph and table  comparing the performance of the Parnassus Fund with the S&P 500, the NASDAQ  Composite  Index and the average  growth fund over the past one, five and ten-year  periods.  The graph and the total return column of the performance table as well as the "Value of $10,000" table assume that the maximum  sales charge of 3.5% was deducted  from the initial  investment  in the
Parnassus  Fund.  The  overall  return  column in the  performance  table  shows
investment   performance  only  and  does  not  deduct  the  sales  charge.  The performance  figures  for the  average  growth fund also do not deduct any sales charges that may apply.

---------------------------------------------------------------------------------------------------------------
                           Average  Annual        Average Annual       S&P 500      NASDAQ       Average
                            Total Return          Overall Return        Index       Index       Growth Fund
---------------------------------------------------------------------------------------------------------------
 One Year                     ( 2.91%)                0.62%             37.57%      39.92%        30.79%
 Five Years                    21.63%                22.50%             16.58%      22.99%        15.84%
 Ten Years                     11.22%                11.62%             14.88%      12.47%        12.98%
---------------------------------------------------------------------------------------------------------------

Returns for average  growth fund supplied by Lipper Analytical Services.

                                     -----------------------------------------
                                     Value on December 31, 1995 of
                                     $10,000 invested on January 1, 1986
                                     -----------------------------------------
                                     The Parnassus Fund               $28,978
                                     S&P 500 Index                    $40,023
                                     NASDAQ Index                     $33,881
                                     Average Growth Fund              $32,381






     As you can see from the graph on a ten-year basis, the Parnassus Fund was up with the S&P 500 and substantially ahead of the NASDAQ and the average growth fund as of the middle of the year. Unfortunately, our poor performance in the second half has placed us behind all the averages as of the end of 1995.

     For the five-year period, we're still substantially ahead of the S&P and the average growth fund. In fact, we're the 18th best performing growth fund out of the 237 followed by Lipper. Anyway you look at it, though, we have a lot of catching up to do in 1996.

THE  OUTLOOK

     Last year was both difficult and disappointing for all of us. Although I'm not happy with our performance in 1995, I do have a positive outlook for 1996 and beyond. The companies in our portfolio are very undervalued and the likelihood is that we will see some strong gains in the future.

     It's impossible to predict when this might happen. The stock market is just too quirky and uncertain. All we can do is analyze companies, find ones that are undervalued, invest our money and then hope for the best.

     A quote I like comes from Charlie Munger, Vice Chairman of Berkshire Hathaway, and partner of Warren Buffett. "As long as I get to the right destination, I don't mind a bumpy ride."

     I  think  we're  headed  in  the  right   direction  and  we'll  reach  our
destination. It's just that it will take us some time and there are a lot of bumps in the road.

SHAREHOLDER LETTERS

     We have received about ten letters concerning the strike at the Detroit News and the Detroit Free Press. The two newspapers are published together under a joint operating agreement. One of our portfolio companies, Knight-Ridder publishes the Detroit Free Press. I answered all the letters on an individual basis, but we don't have the space to print all of them here so I'm running just one of them with my reply.

          Dear Mr.  Dodson:

              After discovering that your fund owns shares in Knight-Ridder, I'm writing to call your attention to the Detroit Newspaper strike, now in its fifth month. Enclosed is a newspaper clipping about the strike.
              Although Knight-Ridder (and its Joint Operating Agreement partner, Gannett) have some legitimate complaints concerning work rules, particularly involving "district managers" who have too much control over newspaper distribution, the way the companies have gone about negotiating strongly suggests that they are more interested in breaking their unions than they are in bargaining in good faith. Note that they have refused to submit to binding arbitration. The article doesn't mention that the unions offered to continue working under the old contract while negotiations continued, but management refused. The strike has created bitter divisions among employees and within the community, and has permanently damaged the reputations of the two newspapers.
               Given that your fund takes treatment of employees (and community sensitivity) into consideration when making investment decisions, I hope you will evaluate Knight-Ridder based on its conduct of this labor dispute. I am a new (and very small) investor in your fund, and will probably hold on to my investment regardless of the presence of Knight-Ridder in your portfolio. Thank you for considering these issues.

                                             Sincerely,

                                             Ken Garber
                                             Ann Arbor, Michigan

          Dear Mr.  Garber:

               I agree with most of what you say. There are some real problems with the union's position and the work rules. Both newspapers need to cut costs and I was hoping that the union would negotiate something with that in mind. In my view, it was also unwise for them to go out on strike. Nevertheless, I'm bothered by some of management's tactics. Historically, Knight-Ridder has been community-minded and a socially responsible company, but I fear they may be going down the wrong path in this situation.
               We have sold our shares in the company, not because of the strike, but because we felt that the market price represented full value for the company. Given this situation, we haven't had to make a decision on whether or not to keep them in the portfolio for social reasons. It would be a real struggle and I'm relieved I haven't had to make that decision.

                                             Yours truly,

                                             Jerome L. Dodson

          Dear Mr. Dodson:

               I enjoy reading the reports from the Parnassus Fund and am generally pleased with its performance, although the last quarter was somewhat disappointing. I have noticed in several reports that Toys `R' Us has been lauded for various actions, which, perhaps, could be interpreted as either "responsible" or "promotional". I was therefore surprised to learn, during a vacation in Sweden this summer, that Toys `R' Us was involved in one of the most publicized and bitter union-company conflicts of the year. If I understand the nature of the protracted conflict correctly, the company essentially desired to bypass union-established employment practices, for example working hours during Christmas and the New Year--in a common phrase, union busting. An American living in Sweden in a letter to a major morning paper (Svenska Dagbladet, I believe), furthermore scolded Toys `R' Us for an alleged unwillingness to accept customs different from those in the US. She concluded with an intention never again to set her foot in a Toys `R' Us store anywhere, as this conflict had made her embarrassed to be American.
               Apparently the conflict ended with both parties claiming victory. I could not follow the story suffi- ciently to make a call either way, but certainly it raises questions in my mind about the true social responsibility of the Toy `R' Us chain. I would be interested in learning whether you were aware of this conflict, and if so, what your judgment is.

                                             Sincerely,

                                             Magnus Persmark
                                             Chapel Hill, North Carolina


          Dear Magnus Persmark:

               Thank you for your letter regarding Toys `R' Us. My view of the labor dispute is somewhat different than that of the American living in Sweden. There was no "union-busting" or any other unethical practice involved. It was simply a disagreement between management and labor.
               The dispute involved the Swedish union's demand that Toys `R' Us accept a standard contract that the union had with other retailers in Sweden. It was the company's position that it shouldn't have to sign a standard contract since different stores had different needs. Toys `R' Us wanted to negotiate a separate contract with the union. In my view, there was nothing wrong with this. The strike is now over and both sides gave a little. That's life in the real world.
               I'm sorry for the American who will never set foot inside a Toys `R' Us store again and I'm sorry that she's embarrassed to be an American. For my part, I think Toys `R' Us is a good company and I'm proud to be an American.
               Toys `R' Us has been very successful in Sweden and they've made a valuable social contribution by bringing down the price of toys in Sweden. The Swedes have received the company enthusiastically and they're flocking to the stores.
               At the present time, Sweden's unemployment rate is over 10% while the U.S. rate is a bit over 5%. That's a huge difference. Part of the reason for Sweden's poor performance is the inflexibility of some of its unions and the rigidity of its bureaucracy. In my view, a dose of American ingenuity and dynamism could help the Swedish economy quite a bit.
               Thank you for your letter.
                                             Yours truly,

                                             Jerome L. Dodson

INTERNS

     We are very pleased to have five well qualified interns working with us this semester. Roderick Hsiao comes to us from the office of Congressman Robert Matsui in Washington, D.C. where he worked for three years as a senior legislative assistant. His congressional work concentrated on health care and conversion of military bases to civilian use. Mr. Hsiao is a graduate of Oberlin College where he studied economics and received a Master's Degree in Public Policy from the John F. Kennedy School of Government at Harvard University.

     Benjamin Suppe is a graduate of Pomona College in Claremont, California where he studied international relations. He also attended Nanjing University in China where he studied Mandarin as well as Chinese history and literature. He has worked for Cargill Investor Services in New York and for Citibank in San Francisco.

     Carrie Lo is a senior at the University of California at Berkeley where she is majoring in Business Administration and minoring in Asian-American Studies. Her work experience includes stints at Fidelity Investments, PaineWebber and the Smith Mitchell Investment Group. She has also worked as a sign-artist at the University of California Athletic Department. Ms. Lo has also served as President of the Undergraduate Finance Association and as writer, editor and advertising representative at the Cal Business Weekly.

     Kumar Patel is a graduate of San Francisco State University where he studied finance and international business. His work experience includes four years in hotel management including stints at a four-star hotel and a Best Western Inn. At San Francisco State, he was a member of the Asian Business Association and the Indian and Pakistani Cultural Association.

     Marcus Lo is a senior at the University of California at Berkeley where he is studying business administration. His work experience includes a finance internship with Merrill Lynch and a job as a marketing analyst with the Telegraph Area Association in Berkeley. Mr. Lo is President of the Pi Alpha Phi Fraternity at Berkeley and won the YMCA Service Above Self Award in 1990 and 1992.

401(K) AND 403(B)

     I would also like to announce that the Parnassus Fund is available for 401(k) plans. If you're interested in getting your company to offer the Parnassus Fund as a 401(k) option, please call us at (415) 778-0200 or (800)
999-3505. The Parnassus Fund is now available as part of the California State University TSA-403(b) program.

                                             Yours truly,


                                             Jerome L. Dodson
                                             President

THE PARNASSUS FUND
--------------------------------------------------------------------------------

UNREALIZED GAIN (LOSS) SUMMARY AS OF DECEMBER 31, 1995 (UNAUDITED)

Number of                                                                  Per                     Per     Unrealized
Shares          Issuer                                           Cost    Share   Market Value    Share     Gain (Loss)
-----------------------------------------------------------------------------------------------------------------------
   40,000         Acme Metals, Inc.                     $     639,125  $15.98    $    570,000   $14.25  $   (69,125)
  570,000         Advanced Micro Devices                   13,322,158   23.37       9,405,000    16.50   (3,917,158)
  265,000         Advanced Technology Labs, Inc.            4,204,531   15.87       6,492,500    24.50    2,287,969
  340,000         Apple Computer, Inc.                     12,680,625   37.30      10,837,500    31.88   (1,843,125)
1,188,400         CML Group, Inc.                           8,737,495    7.35       6,090,550     5.13   (2,646,945)
  350,000         Calgon Carbon Corporation                 3,984,967   11.39       4,200,000    12.00      215,033
  100,000         Chemed Corporation                        2,682,787   26.83       3,887,500    38.88    1,204,713
  241,200         Ethan Allen Interiors                     5,101,404   21.15       4,914,450    20.38     (186,954)
1,150,000         Genus, Inc.                               3,977,438    3.46       8,625,000     7.50    4,647,562
  520,000         Groundwater Technology, Inc.              7,958,625   15.31       7,280,000    14.00     (678,625)
  250,000         H.B. Fuller Company                       8,171,305   32.69       8,687,500    34.75      516,195
  320,000         H.F. Ahmanson & Company                   5,851,073   18.28       8,480,000    26.50    2,628,927
  320,000         Handleman Company                         3,567,275   11.15       1,840,000     5.75   (1,727,275)
  338,000         Herman Miller, Inc.                       7,435,750   22.00      10,140,000    30.00    2,704,250
   80,000         Houghton Mifflin Company                  3,258,000   40.73       3,440,000    43.00      182,000
  698,700         Huffy Corporation                         9,987,053   14.29       7,074,338    10.13   (2,912,715)
  410,000         Inland Steel Industries                   9,574,895   23.35      10,301,250    25.13      726,355
  369,400         Kenetech Corporation                      2,295,288    6.21         554,100     1.50   (1,741,188)
  550,000         Limited, Inc.                            10,005,938   18.19       9,487,500    17.25     (518,438)
  530,000         Liz Claiborne, Inc.                       9,848,938   18.58      14,575,000    27.50    4,726,062
  122,600         Longs Drug Stores                         4,117,315   33.58       5,869,475    47.88    1,752,160
  550,000         Mentor Graphics Corporation               5,914,562   10.75      10,037,500    18.25    4,122,938
  940,000         Morgan Products, Ltd.                     5,741,156    6.11       5,522,500     5.88     (218,656)
  190,000         Phillips-Van Heusen                       2,086,587   10.98       1,876,250     9.88     (210,337)
  320,000         Radius, Inc.                              3,202,932   10.01         630,000     1.97   (2,572,932)
  810,000         Sequent Computer Systems, Inc.           12,964,062   16.01      11,745,000    14.50   (1,219,062)
  160,000         Southwest Airlines                        2,796,150   17.48       3,680,000    23.00      883,850
  130,000         Student Loan Marketing Association        4,868,100   37.45       8,580,000    66.00    3,711,900
  377,500         Sullivan Dental Products                  3,949,650   10.46       3,586,250     9.50     (363,400)
   88,200         Sun Company, Inc.                         2,445,574   27.73       2,414,475    27.38      (31,099)
  770,000         Sunrise Medical, Inc.                    17,909,577   23.26      14,245,000    18.50   (3,664,577)
  460,000         T.J. International                        8,183,760   17.79       8,510,000    18.50      326,240
  850,000         Tandem Computers                         10,191,774   11.99       9,031,250    10.63   (1,160,524)
  490,000         Toys R Us, Inc.                          12,672,317   25.86      10,657,500    21.75   (2,014,817)
  420,000         Wellman, Inc.                             9,161,821   21.81       9,555,000    22.75      393,179
                                                         ------------            ------------            ----------
                  Totals                                 $239,490,007            $242,822,388            $3,332,381
                                                         ============            ============            ==========


THE PARNASSUS FUND
--------------------------------------------------------------------------------

STOCKS SOLD JANUARY 1, 1995 THROUGH DECEMBER 31, 1995 (UNAUDITED)

                                          Realized          No. of                           Per         Sale          Per
Company                                 Gain (loss)         Shares            Cost         Share     Proceeds        Share
------------------------------------------------------------------------------------------------------------------------------
BHA Group, Inc.                       $     8,062           13,900     $   176,113     $   12.67  $   184,175     $   13.25
Borland International                    (528,068)         285,000       3,805,130         13.35    3,277,062         11.50
Carolina Freight Corporation             (414,094)         185,000       2,275,850         12.30    1,861,756         10.06
CML Group, Inc.                        (1,371,945)         310,000       3,138,863         10.13    1,766,918          5.70
Coherent, Inc.                          2,214,488          165,000       2,057,512         12.47    4,272,000         25.89
Cummins Engine                            948,947           35,000         641,125         18.32    1,590,072         45.43
Electro Scientific Industries           4,368,532          215,000       1,348,968          6.27    5,717,500         26.59
Golden West Financial Corporation       1,112,919           73,000       2,582,110         35.37    3,695,029         50.62
Gundle Environmental Systems               80,308           90,000         490,435          5.45      570,743          6.34
Handleman Company                         (97,958)          30,000         324,600         10.82      226,642          7.55
Huffy Corporation                        (334,309)          61,200         959,954         15.69      625,645         10.22
Kinetic Concepts, Inc.                    523,413          150,000         584,063          3.89    1,107,476          7.38
Knight-Ridder, Inc.                       744,004           95,000       4,763,175         50.14    5,507,179         57.97
Kenetech Corporation                   (1,673,185)         180,600       2,107,338         11.67      434,153          2.40
Longs Drug Stores                          43,404            7,400         251,918         34.04      295,322         39.91
Magma Power Company                       370,410           55,000       1,762,250         32.04    2,132,660         38.78
Margaux, Inc.                            (104,638)       2,065,000         662,188          0.32      557,550          0.27
Matrix Service Company                   (713,100)         304,000       1,640,725          5.40      927,625          3.05
Protocol Systems, Inc.                    723,626          175,000       1,146,874          6.55    1,870,500         10.69
Phillips-Van Heusen                    (1,316,370)         250,000       3,792,313         15.17    2,475,943          9.90
Raymond Corporation                       939,378           87,450         662,560          7.58    1,601,938         18.32
Student Loan Marketing Association        462,156           20,000         845,150         42.26    1,307,306         65.37
Sequent Computer Systems, Inc.          1,153,120          200,000       3,515,630         17.58    4,668,750         23.34
Toys R Us, Inc.                          (349,538)          50,000       1,496,000         29.92    1,146,462         22.93
Texas Industries                        1,628,240          139,600       3,028,674         21.70    4,656,914         33.36
United Stationers, Inc.                 1,960,034          450,000       5,039,937         11.20    6,999,971         15.56
Zurn Industries, Inc.                  (1,740,956)         220,000       5,932,204         26.96    4,191,248         19.05
                                       ----------                      -----------                -----------
Totals                                 $8,636,880                      $55,031,659                $63,668,539
                                       ==========                      ===========                ===========


PORTFOLIO OF INVESTMENTS BY INDUSTRY CLASSIFICATION AS OF DECEMBER 31, 1995

                            Percent of                                                         Percent of
Shares  Common Stocks       Net Assets    Market Value             Shares  Common Stocks       Net Assets    Market Value
------------------------------------------------------             ------------------------------------------------------
        AIR TRANSPORT                                                      APPAREL
160,000 Southwest Airlines      1.5%    $    3,680,000             550,000 Limited, Inc.                   $    9,487,500
                                        --------------             530,000 Liz Claiborne, Inc.                 14,575,000
        ALTERNATIVE ENERGY                                         190,000 Phillips-Van Heusen                  1,876,250
369,400 Kenetech Corporation*   0.2%           554,100                                                      -------------
                                        --------------                     Total                  10.0%        25,938,750


   The accompanying notes are an integral part of these financial statements.

THE PARNASSUS FUND
--------------------------------------------------------------------------------

PORTFOLIO OF INVESTMENTS BY INDUSTRY CLASSIFICATION AS OF DECEMBER 31, 1995
                                                                    (CONTINUED)
                            Percent of                                                         Percent of
Shares  Common Stocks       Net Assets    Market Value             Shares  Common Stocks       Net Assets    Market Value
------------------------------------------------------             ------------------------------------------------------
        BUILDING MATERIALS                                                   MEDICAL EQUIPMENT
940,000 Morgan Products, Ltd.*          $    5,522,500             265,000   Advanced Technology
460,000 T.J. International                   8,510,000                       Labs, Inc.*                     $    6,492,500
                                        --------------             770,000   Sunrise Medical, Inc.*              14,245,000
        Total                   5.4%        14,032,500                                                       ---------------
                                        --------------                       Total                     8.0%      20,737,500
                                                                                                             ---------------
        CHEMICALS                                                            MEDICAL PRODUCTS
250,000 H.B. Fuller Company                  8,687,500             377,500   Sullivan Dental Products  1.4%       3,586,250
420,000 Wellman, Inc.                        9,555,000                                                       ---------------
                                        --------------                       MICROELECTRONIC
        Total                   7.0%        18,242,500                       PROCESSING EQUIPMENT
                                        --------------             1,150,000 Genus, Inc.*              3.3%       8,625,000
        COMPUTER                                                                                             ---------------
        PERIPHERALS                                                          PETROLEUM REFINING
320,000 Radius, Inc.*           0.2%           630,000                       & MARKETING
                                        --------------             88,200    Sun Company, Inc.         0.9%       2,414,475
        COMPUTER SOFTWARE                                                                                    ---------------
550,000 Mentor Graphics                                                      PUBLISHING
        Corporation*            3.9%        10,037,500             80,000    Houghton Mifflin Company  1.3%       3,440,000
                                        --------------                                                       ---------------
        COMPUTERS                                                            RECREATIONAL
340,000 Apple Computer, Inc.                10,837,500                       PRODUCTS
810,000 Sequent Computer                                           1,188,400 CML Group, Inc.                      6,090,550
        Systems, Inc.*                      11,745,000             320,000   Handleman Company                    1,840,000
850,000 Tandem Computers, Inc.*              9,031,250             698,700   Huffy Corporation                    7,074,338
                                        --------------                                                       ---------------
        Total                  12.2%        31,613,750                       Total                     5.8%      15,004,888
                                        --------------                                                       ---------------
        DIVERSIFIED SERVICE                                                  RETAIL
        & SUPPLY                                                   241,200   Ethan Allen Interiors*               4,914,450
100,000 Chemed Corporation      1.5%         3,887,500             122,600   Longs Drug Stores                    5,869,475
                                        --------------             490,000   Toys R Us, Inc.*                    10,657,500
        ENVIRONMENTAL                                                                                        ---------------
        SERVICES                                                             Total                     8.3%      21,441,425
350,000 Calgon Carbon Corporation            4,200,000                                                       ---------------
520,000 Groundwater                                                          SEMICONDUCTORS
        Technology, Inc.*                    7,280,000             570,000   Advanced Micro Devices*   3.6%       9,405,000
                                        --------------                                                       ---------------
        Total                   4.4%        11,480,000                       STEEL
                                        --------------             40,000    Acme Metals, Inc.*                     570,000
        FINANCIAL SERVICES                                         410,000   Inland Steel Industries             10,301,250
320,000 Ahmanson (H.F.) &                                                                                    ---------------
        Company                              8,480,000                       Total                     4.2%      10,871,250
130,000 Student Loan Marketing                                                                               ---------------
        Association                          8,580,000
                                        --------------                       Total Common Stocks
        Total                   6.7%        17,060,000                       (Cost $239,490,007)      93.7%    $242,822,388
                                        --------------                       -----------------------------------------------
        FURNITURE
338,000 Herman Miller, Inc.     3.9%        10,140,000
                                        --------------

  *Non-income producing
   The accompanying notes are an integral part of these financial statements.


THE PARNASSUS FUND
--------------------------------------------------------------------------------
PORTFOLIO OF INVESTMENTS                                           STATEMENT OF ASSETS AND LIABILITIES
BY INDUSTRY CLASSIFICATION                                         DECEMBER 31, 1995
AS OF DECEMBER 31, 1995 (CONTINUED)

                                      Percent                      Assets:
                                       of Net                      Investments in securities, at market value
Short-Term Investments                 Assets    Market Value        (identified cost $239,490,007) (Note 1)         $242,822,388
--------------------------------------------------------------     Temporary investments in short term securities
Bank of California                                                   (at cost, which approximates market)              15,324,372
  Money Market Account                                             Cash                                                   325,278
  (variable rate-5.13% as of 12-31-95)         $     7,715,739     Receivables:
                                                                     Dividends and interest                               221,090
South Shore Bank                                                     Capital shares sold                                  741,886
  Money Market Account                                             Other assets                                           157,044
  (variable rate-5.00% as of 12-31-95)               2,044,415                                                       ------------
                                                                     Total assets                                     259,592,058
Goldman Sachs                                                                                                        ------------
  Institutional Liquid Assets
  (variable rate-5.50% as of 12-31-95)               5,395,429     Liabilities:
                                                                   Accounts payable                                       219,232
Community Capital Bank                                             Capital shares redeemed                                240,269
  (variable rate-5.41% as of 12-31-95)                 100,000                                                       ------------
                                                                     Total liabilities                                    459,501
Alternatives Federal Credit Union                                                                                    ------------
  (variable rate-2.68% as of 12-31-95)                  25,000     Net Assets (equivalent to $31.77
                                                                     per share based on 8,155,476.764
Self Help Credit Union                                               shares of capital stock outstanding)            $259,132,557
  (variable rate-2.84% as of 12-31-95)                  25,617                                                       ============

Bank of California Account                                         Net assets consist of:
  (variable rate-2.45% as of 12-31-95)                  18,172       Distributions in excess of
                                                                      net investment income                         $    (120,662)
  Total Short-Term Investments                                       Unrealized appreciation on investments             3,332,381
    (cost $15,324,372)                    5.9%      15,324,372       Undistributed net realized gain                       92,111
                                        -----     ------------       Capital paid-in                                  255,828,727
                                                                                                                     ------------
  Total Investments                      99.6%     258,146,760          Total Net Assets                             $259,132,557
  Other Assets and Liabilities- Net       0.4%         985,797                                                       ============
                                        -----     ------------     Computation of net asset value and offering
  Total Net Assets                      100.0%    $259,132,557       price per share:
                                        =====     ============     Net asset value and redemption price
                                                                     per share ($259,132,557 divided by
                                                                     8,155,476.764 shares)                           $      31.77
                                                                                                                     ============
                                                                   Offering price per share (100/96.5 of $31.77)*    $      32.92
                                                                                                                     ============

 *On investments of $15,000 or more, the sales charge is reduced as stated in the Prospectus in the section entitled "How to Purchase Shares".

     The accompanying notes are an integral part of these financial statements.

THE PARNASSUS FUND
--------------------------------------------------------------------------------
STATEMENT OF OPERATIONS                                       STATEMENTS OF CHANGES IN NET ASSETS
YEAR ENDED DECEMBER 31, 1995                                  YEARS ENDED DECEMBER 31, 1995 AND 1994

Investment Income:                                                                                       1995             1994
Dividends                                     $  2,826,646                                          --------------   ---------------
Interest                                           842,920    From Operations:
                                              ------------    Net investment income                 $   1,277,122    $     551,591
        Total investment income                  3,669,566    Net realized gain from
                                              ------------            security transactions             8,636,880       11,497,032
                                                              Net unrealized appreciation
Expenses:                                                             (depreciation) during
Investment advisory fees (Note 5)                1,582,602            the year                        (16,126,308)       2,747,785
Transfer agent fees (Note 5)                       433,417                                           -------------    -------------
Reports to shareholders                            134,814
Fund administration (Note 5)                        54,500    Increase (decrease) in
Registration fees and expenses                      65,243            net assets derived from
Custody fees                                        67,726            operations                       (6,212,306)      14,796,408
Professional fees                                   32,155
Trustee fees and expenses                            8,000    Dividends to shareholders:
Other expenses                                      13,987            From net investment income       (1,277,031)      (2,069,097)
                                              ------------            From realized capital gains      (8,643,338)      (9,982,176)
        Total expenses                           2,392,444
                                              ------------    Increase in Net Assets from
        Net Investment Income                    1,277,122            Capital Share Transactions      114,270,902       59,475,618
                                              ------------                                           -------------    -------------

Realized and Unrealized                                       Increase in Net Assets                   98,138,227       62,220,753
Gain (Loss) on Investments:
Realized gain from security transactions:                     Net Assets:
        Proceeds from sales                     63,668,539    Beginning of year                       160,994,330       98,773,577
        Cost of securities sold                (55,031,659)                                         -------------    -------------
                                              ------------
                Net realized gain                8,636,880    End of year
                                              ------------            (including accumulated
                                                                      net investment loss of
Unrealized appreciation of investments:                               $120,662 in 1995 and
        Beginning of year                       19,458,689            $120,752 in 1994)             $ 259,132,557    $ 160,994,330
        End of year                              3,332,381                                          =============    =============
                                              ------------
        Unrealized depreciation during year    (16,126,308)
                                              ------------

Net Realized and Unrealized
        Loss on Investments                     (7,489,428)
                                              ------------

Net Decrease in Net Assets Resulting
        from Operations                       $ (6,212,306)
                                              ============

   The accompanying notes are an integral part of these financial statements.

THE PARNASSUS FUND
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

1.  Significant  Accounting  Policies
    The Parnassus Fund (the Fund) is an open-end, diversified management investment company (mutual fund), registered under the Investment Company Act of 1940, as amended. The following is a summary of significant accounting policies of the Fund.

    Securities Valuations - Investment securities are stated at market value based on recorded closing sales on a national securities exchange or on the NASD's National Market System, or in the absence of a recorded sale, and for over-the-counter securities, at the mean between the last recorded bid and asked prices. Short-term securities are money market instruments and are valued at cost, which approximates market value.

    Federal Income Taxes - It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders.
    Therefore,   no  federal   income  tax   provision  is  required.

    Security Transactions - In accordance with industry practice, security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of first-in, first-out for both financial statement and federal income tax purposes.

    Investment Income, Expenses, and Distributions - Dividend income is recorded on the ex-dividend date. Interest income and estimated expenses are accrued daily. Distributions to shareholders are recorded on the record date.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  Distributions

    Net realized gains are distributed in the year in which the gains arise. On December 15, 1995, an income dividend distribution of $1,277,031 ($0.164 per share), and a capital gains distribution of $8,643,338 ($1.11 per share) were paid to shareholders of record on that date.

3.  Capital  Stock

    As of December 31, 1995,  there were an unlimited number of shares of no par value capital stock authorized and capital paid-in aggregated  $255,828,727.
    Transactions in capital stock (shares) were as follows:
                                                        1995                             1994
                                              --------------------------      ---------------------------
                                               Shares          Amount           Shares           Amount
                                              ---------     -----------       ---------       -----------
Shares sold                                   3,586,999     $126,741,948      1,897,730       $62,470,557
Shares issued through dividend reinvestment     273,013        8,826,500        344,586        10,978,525
Shares repurchased                             (610,655)     (21,297,546)      (441,247)      (13,973,464)
                                              ---------     -----------       ---------       -----------
Net Increase                                  3,249,357     $114,270,902      1,801,069       $59,475,618
                                              =========     ============      =========       ===========

4.  Purchases and Sales of Securities

    Purchases and sales of securities for the year ended December 31, 1995 were $157,927,126 and $55,031,659, respectively. For federal income tax purposes, the aggregate cost of securities and unrealized appreciation at December 31, 1995 are the same as for financial statement purposes. Of the $3,332,381 of net unrealized appreciation at December 31, 1995, $31,029,333 related to appreciation of securities and $27,696,952 related to depreciation of securities.

THE PARNASSUS FUND
--------------------------------------------------------------------------------
 NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.  Transactions with Affiliates and Related Parties

    Under terms of an agreement which provides for furnishing investment management and advice to the Fund, Parnassus Investments received fees computed monthly, based on the Fund's average daily net assets for the month, at an annualized rate of 1% of the first $10,000,000, 0.75% of th next $20,000,000, and 0.70% of the next $70,000,000, and 0.65% of the next
    $100,000,000 and 0.60% of the balance. Fees paid by the Fund to Parnassus Investments under the agreement totaled $1,582,602 for the year ended December 31, 1995.

    Under terms of a separate agreement which provides for furnishing transfer agent and fund administration services to the Fund, Parnassus Investments received fees paid by the Fund totaling $487,917 for the year ended December 31, 1995. The transferagent fee is $2.10 per month per account ($2.07 prior to December, 1995), and the fund administration fee is $5,000 per month ($4,500 prior to December, 1995).

    In its capacity as underwriter and general distributor of the shares of the Fund, Parnassus Investments received commissions on sales of the Fund's shares for the year ended December 31, 1995 totaling $1,897,143, of which $564,362 was paid to other dealers. Commissions are deducted from the gross proceeds received from the sale of the shares of the Fund and, as such, are not expenses of the Fund.

    Jerome L. Dodson is the President of the Fund and is the President and sole shareholder of Parnassus Investments.

    During 1995, the Fund incurred legal fees of $2,034 to Richard D. Silberman, counsel for the Fund. Mr. Silberman is also the Secretary of the Fund.

6.  Financial   Highlights

    Selected data for each share of capital stock outstanding,  total return and ratios/supplemental  data for  each of the ten  years  in the  period  ended
    December  31 are as  follows:
                                            1995    1994     1993     1992     1991     1990     1989    1988     1987     1986
                                          ------   ------   ------  -------  -------   ------  ------- -------   ------   ------
Net asset  value at  begining of period   $32.82   $31.81   $29.94   $23.53   $16.09   $20.62   $20.46  $16.16   $18.09   $17.79
                                          ------   ------   ------  -------  -------   ------  ------- -------   ------   ------

Income  from  investment operations:
  Net investment income (loss)              0.15     2.73     0.27     0.01     0.06     0.16     0.27   (0.05)   (0.04)   (0.09)
  Net realized and  unrealized
    gain (loss) on securities               0.07     1.00     4.84     8.60     8.29    (4.52)    0.30    6.90    (1.19)    0.53
                                          ------   ------   ------  -------  -------   ------  ------- -------   ------   ------
     Total from  investment operations      0.22     3.73     5.11     8.61     8.35    (4.36)    0.57    6.85    (1.23)    0.44
                                          ------   ------   ------  -------  -------   ------  ------- -------   ------   ------

Distributions:
 Dividends  from net  investment
  income                                   (0.16)   (0.47)   (0.25)    0.04)   (0.06)   (0.17)   (0.18)   .--     (0.03)   (0.03)
 Distributions  from net    realized
  gain on  securities                      (1.11)   (2.25)   (2.99)   (2.16)   (0.85)    .--     (0.23)  (2.55)   (0.67)   (0.11)
                                          ------   ------   ------  -------  -------   ------  ------- -------   ------   ------
  Total distributions                      (1.27)   (2.72)   (3.24)   (2.20)   (0.91)   (0.17)   (0.41)  (2.55)   (0.70)   (0.14)
                                          ------   ------   ------  -------  -------   ------  ------- -------   ------   ------
 Net asset value at end of period         $31.77   $32.82   $31.81  $ 29.94  $ 23.53   $16.09  $ 20.62 $ 20.46   $16.16   $18.09
                                          ======   ======   ======  =======  =======   ======  ======= =======   ======   ======
TOTAL    RETURN*                            0.62%   11.98%   17.31%   36.80%   52.56%  (21.16%)   2.85%  42.44%   (7.95%)   2.39%

RATIOS /  SUPPLEMENTAL  DATA:
  Ratio of expenses to average
     net assets                             1.02%    1.14%    1.26%    1.47%    1.51%    1.77%    1.65%   2.15%    2.13%    2.58%
  Ratio of net investment income (loss)
     to average net assets                  0.54%    0.43%    0.13%    0.02%    0.26%    0.87%    1.21%  (0.49%)  (0.24%)  (0.13%)
Portfolio  turnover rate                   29.10%   28.10%   21.00%   32.80%   24.61%   38.25%   11.45%  32.34%   31.69%   31.22%
Net assets, end of period (000's)       $259,133 $160,994 $ 98,774  $56,237 $ 31,833 $ 20,738 $ 23,048 $10,863  $ 5,374  $ 3,321

* Total return  figures do not adjust for the sales charge.

THE PARNASSUS FUND
-------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Trustees of The Parnassus Fund:

     We have audited the accompanying statement of assets and liabilities of The Parnassus Fund (the "Fund"), including the portfolio of investments by industry classification, as of December 31, 1995, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights (Note 6) for each of the nine years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial statements (not presented herein) and financial highlights of the Fund for the year ended December 31, 1986 were audited by other auditors whose report, dated January 16, 1987, expressed an unqualified opinion on those statements and financial highlights.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned at December 31, 1995 by correspondence with the custodian and brokers; where replies were not received, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Fund as of December 31, 1995, the results of its operations, the changes in its net assets and financial highlights for the respective stated periods in conformity with generally accepted accounting principles.



San Francisco, California

January 25, 1996

                                               THE
One Market-Steuart Tower #1600                   PARNASSUS FUND
San Francisco, California 94105
        415-778-0200                                ANNUAL REPORT
        800-999-3505

     Investment Adviser
   Parnassus Investments
One MarketSteuart Tower #1600
San Francisco, California 94105

        Legal Counsel
  Richard D. Silberman, Esq.
 465 California Street, #1020
San Francisco, California 94104

           Auditors
    Deloitte & Touche llp
      50 Fremont Street
San Francisco, California 94105

          Custodian
      Bank of California
      475 Sansome Street
San Francisco, California 94111

         Distributor
    Parnassus Investments
 One MarketSteuart Tower #1600
San Francisco, California 94105
                                                   DECEMBER 31, 1995